UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCORPORATED BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-282687) and Registration Statements on Form S-8 (Reg. Nos. 333-262142 and 333-269982), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date November 7, 2024	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis For the period ended September 30, 2024, and 2023

99.2	Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2024

99.3	Certification of Interim Filings CEO dated November 7, 2024

99.4	Certification of Interim Filings CFO dated November 7, 2024

99.5	Press Release dated November 7, 2024 – The Real Brokerage Inc. Announces Third Quarter 2024 Financial Results